Orckit Communications Reports First Quarter 2012 Results; Provides Business Update

Tel Aviv, Israel, June 27, 2012 - Orckit Communications Ltd. (OTCQB: ORCT) today reported results for the first quarter ended March 31, 2012.

Revenues for the first quarter of 2012 were $3.2 million compared to $2.5 million in the previous quarter ended December 31, 2011 and $4.6 million in the comparable quarter last year.

Net loss for the quarter ended March 31, 2012 was $3.6 million, or $(0.16) per share, compared to $4.9 million, or $(0.26) per diluted share, for the quarter ended December 31, 2011 and $6.0 million, or $(0.27) per share, for the first quarter of 2011.

Operating expenses for the quarter ended March 31, 2012 were $4.2 million compared to $7.1 million in the comparable quarter last year.

Adjustments related to the Company’s Series A convertible notes issued in March 2007 and Series B convertible notes issued in June 2011 resulted in financial expense of $844,000 in the quarter ended March 31, 2012 and financial income of $2.0 million in the quarter ended December 31, 2011. Adjustments related to the conversion terms of the Series A convertible notes resulted in financial expense of $352,000 in the quarter ended March 31, 2011.

Key Highlights

o
Orckit is in advanced discussions for potential selection by a major Tier 1 telecommunication service provider in Asia. If selected, this will provide the Company an opportunity to expand its reach in the region and complement its presence in India and Japan, where strong relationships and potential opportunities with Tier 1 service providers already exist.

o
First quarter revenues increased 30% compared to the previous quarter. This is a particularly strong accomplishment as the first quarter is traditionally weaker due to seasonality as well as the uncertainty with respect to the feasibility of achieving an arrangement with our note holders.

o
Orckit’s PTN solution was selected by three new customers this quarter. The three new customers, two in Europe and one in Latin America, leverage Orckit’s PTN advantage to converge TDM and data services over a single unified network.  Revenues from one of these new customers began in the second quarter of 2012 and revenues from the other two new customers are expected to begin in the third quarter of 2012.

o	Orckit started initial shipments for an additional utility carrier in Latin America for two separate projects - one in Guatemala and one in Costa-Rica.

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Orckit received final approval from the District Court of Tel Aviv with respect to the arrangement with the holders of its Series A and Series B convertible notes. The effectiveness of the arrangement is expected to occur in the next few days.

Business Update

The Company continues to focus its effort on enhancing relationships with global original equipment manufacturers (OEMs) to increase market coverage and global reach. The Company believes that collaboration with very large companies will strengthen its ability to sell to Tier 1 customers around the world while maintaining its sales and marketing expenses at affordable levels.

Orckit is currently engaged with four global OEM channels, all of which involve different relationships and processes. First, the Company has a business collaboration with 3M Services to distribute its CM-4000 packet transport equipment, which led to the selection of its CM-4000 product by numerous regional operators in Germany. Additionally, the Company has received sales orders through two other major global OEM’s, one from Asia and the other from America. Total revenues generated through these three OEM channels in the last two years was nearly $10 million. Lastly, the Company is in discussions with a fourth global OEM channel to have its products included in the OEM’s portfolio. Orckit has successfully completed an interoperability test with this OEM, and is hopeful its product will be included in the portfolio to be supplied by this OEM to a telecommunications provider in India and in other markets.

Orckit has shipped approximately $9 million worth of products to BSNL to date, through two OEM channels, one of which is ITI.  According to the internal regulations of BSNL, it can issue a specific follow on order for Orckit equipment in an amount of Indian Rupees equal to approximately $6.5 million through ITI, not directly through Orckit. Orckit expected to receive this follow on order during the second quarter of 2012. During the last few weeks, BSNL has repeatedly requested ITI to issue the purchase order for Orckit’s equipment, which is required by BSNL in order to build out BSNL’s south zone 3G network and BSNL’s GPON aggregation network. It appeared that ITI was going to issue the purchase order at the end of June.  However, last week it became evident that ITI has refused to issue the purchase order. Orckit has petitioned the Indian court to order ITI to comply with its obligations. The tentative date of the hearing with respect to this petition is June 29, 2012. At this point, the Company is unable to predict if and when the purchase order will be issued.

Management Commentary

Mr. Izhak Tamir, President of Orckit commented, “The surge in Mobile LTE deployments globally continues to drive demand and interest for Orckit’s PTN solution for mobile backhauling from partners and potential customers. We remain optimistic with respect to the opportunity for Orckit in the telecommunications market and believe we have made progress in our efforts with Tier 1 customers. Relationships established with global OEM’s provide us opportunities to leverage our products and validate the competitive edge of Orckit’s technology.

Mr. Tamir concluded, "We continue to focus on revenue enhancing opportunities that we believe are achievable in the near term. Since 2011, we have made significant progress with three Tier 1 telecommunication providers in India and with KDDI in Japan.  However, the challenging environment in India and Japan and the uncertainty that we encountered until we received the final approval from the District Court of Tel Aviv on June 19, 2012 with respect to the arrangement with the holders of our Series A and Series B convertible notes inhibit our ability to predict when we will be awarded any of these projects.  If we are awarded any of the three projects in India, it is expected that the first purchase order will be received in the fourth quarter of 2012.”

Other Matters

Following the transfer of the Company's shares from The NASDAQ Capital Market to the OTCQB, the Company has approached the Israeli Securities Authority (“ISA”) to confirm that, in light of the fact that it is obligated to continue to file periodic reports with the SEC, including Annual Reports on Form 20-F and periodic reports on Form 6-K,  the Company may continue to file reports, including financial statements prepared in accordance with US GAAP, with the ISA and the Tel Aviv Stock Exchange under Chapter E’3 of the Israeli Securities Law (the “ISL”), and regulations promulgated thereunder, which generally apply to dual listed companies, for a limited period of time until its NASDAQ appeal process is completed. This would be in lieu of filing reports, including financial statements prepared in accordance with IFRS, in accordance with Chapter F of the ISL.  The conversion of the Company's financial statements prepared in accordance with U.S. GAAP to IFRS statements will entail a lengthy and costly process and, if the Company is not able to complete it in a timely manner, it could be subject to sanctions, including the suspension of trading of its shares on the Tel Aviv Stock Exchange.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world,  Orckit has a firm foothold in the ever-developing world of telecommunications. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as through distribution and reseller partners worldwide. Orckit was founded in 1990 and became publicly traded in 1996. Orckit is dually listed on OTCQB (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Forward Looking Statements

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, the risk that the Company will not be selected for some or all of the projects discussed in this release, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects, that the Company will be unable to manufacture and deliver products ordered satisfactorily and on a timely basis, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will be unable to raise additional funds as and when required on reasonable terms or at all, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, the amount of convertible notes that are converted pursuant to the arrangement with the holders of the Series A and Series B convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Investor Contact:
KCSA Strategic Communications
Rob Fink / Josh Dver
(212) 896-1206 / (212) 896-1239
rfink@kcsa.com / jdver@kcsa.com

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended
	March 31
	2012	2011

Revenues	$3,241	$4,555

Cost of revenues	1,516	2,720
	______	______
Gross profit	1,725	1,835

Research and development expenses, net	1,508	3,016

Selling, marketing, general and administrative expenses	2,676	4,120
	______	______
Total operating expenses	4,184	7,136
	______	______
Operating loss	(2,459)	(5,301)

Financial expenses, net	(305)	(367)
Adjustments related to series A and series B convertible notes	(844)	(352)
Total financial expenses, net	(1,149)	(719)
	______	______
Net loss	$(3,608)	$(6,020)
	======	======
Net loss per share - basic and diluted	$(0.16)	$(0.27)
	======	======
Weighted average number of shares outstanding - basic and diluted	22,765	22,514
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ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	March31	December 31
	2012	2011
ASSETS

Current assets:
Cash and short term marketable securities	$11,209	$23,188
Restricted cash and short term marketable securities	10,443	0
Trade receivables	5,692	6,482
Other receivables	2,043	2,238
Inventories	4,151	4,082
	______	______
Total current assets	33,538	35,990

Severance pay fund	3,414	3,248
Property and equipment, net	880	1,050
Deferred issuance costs, net	0	34
	______	______
Total assets	$37,832	$40,322
	======	======

LIABILITIES NET OF CAPITAL DEFICIENCY

Current liabilities:

Trade payables	$2,560	$2,988
Accrued expenses and other payables	5,433	6,178
Deferred income	1,522	1,478

Convertible subordinated notes, series A	25,619	24,908
Adjustments due to convertible notes conversion terms	0	(226)
Convertible subordinated notes series A, net	25,619	24,682
	______	______
Total current liabilities	35,134	35,326

Long term liabilities :

Convertible subordinated notes, series B	4,874	4,389

Deferred income	697	778

Accrued severance pay and other	4,064	3,944
	______	______
	9,635	9,111

Total liabilities	44,769	44,437

Capital deficiency	(6,937)	(4,115)
	______	______
Total liabilities net of capital deficiency	$37,832	$40,322
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